UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Forest City Realty Trust, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title and Class of Securities)

345605109

(CUSIP Number)

Samantha Nasello

Scopia Capital Management LP

152 West 57th St., 33rd Floor

New York, NY 10019

(212) 370-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2016

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,934,996
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,934,996
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,934,996
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.4%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*	Based on 241,563,446 shares of Class A Common Stock of Forest City Realty Trust, Inc. (the “Issuer”) outstanding as of August 1, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 4, 2016.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,934,996
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,934,996
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,934,996
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.4%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 241,563,446 shares of Class A Common Stock of the Issuer outstanding as of August 1, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2016.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,934,996
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,934,996
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,934,996
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.4%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 241,563,446 shares of Class A Common Stock of the Issuer outstanding as of August 1, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2016.

CUSIP No. 345605109

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 17,934,996
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 17,934,996
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,934,996
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 7.4%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 241,563,446 shares of Class A Common Stock of the Issuer outstanding as of August 1, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2016.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on June 6, 2016 (“Amendment No. 1”). This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the shares of Class A Common Stock directly held by the Investment Vehicles reported herein was $362,668,962.16. The shares of Class A Common Stock directly held by the Investment Vehicles were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Class A Common Stock reported herein were purchased in open market transactions through a broker.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On August 8, 2016, the Reporting Persons delivered a presentation to the Chairman of the Board and the Lead Director of the Issuer (the “Presentation”) in which the Reporting Persons urged the Issuer to eliminate its dual-class stock structure. The Reporting Persons stated in the Presentation that they believe that collapsing the Issuer’s dual-class stock structure would help align the Issuer with corporate governance best practices and would lead to unlocking value for all shareholders.

The foregoing description of the Presentation does not purport to be complete and is qualified in its entirety by reference to the full text of the Presentation, which is filed as Exhibit 99.1, and is incorporated herein by reference.

As previously disclosed, the Reporting Persons have had discussions with members of the Issuer’s management and members of the Issuer’s Board of Directors (the “Board”) in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other shareholders or third parties regarding the Issuer’s business operations, strategies, capital structure and other matters related to the Issuer. These discussions may continue to review options for maximizing shareholder value such as negotiating the collapse of the Issuer’s share class structure, enhancing the Issuer’s corporate governance, improving capital or asset allocation or various strategic alternatives or operational or management initiatives, including one or more items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 241,563,446 shares of Class A Common Stock outstanding as of August 1, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 4, 2016.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Class A Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) Transactions by the Reporting Persons (on behalf of the Investment Vehicles) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Class A Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated as follows:

One of the Investment Vehicles has entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 297,841 shares of Class A Common Stock (representing economic exposure comparable to approximately 0.1% of the outstanding shares of Class A Common Stock). Under the terms of the swaps, (i) the Investment Vehicle will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Investment Vehicle any positive price performance of the specified notional number of shares of Class A Common Stock subject to the swaps as of the expiration date of the swaps. All balances will be settled in cash. The Reporting Persons’ counterparty for the swaps is Barclays Bank PLC. The swaps do not give the Reporting Persons or the Investment Vehicles direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Class A Common Stock that may be referenced in the swap contracts or shares of Class A Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Presentation to the Chairman of the Board and Lead Director of Forest City Realty Trust, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 10, 2016

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich

SCHEDULE A

TRANSACTIONS

The following table sets forth all transactions by the Reporting Persons (on behalf of the Investment Vehicles) with respect to shares of Class A Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 9, 2016. All such transactions were purchases or sales of Class A Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Scopia Capital Management LP
Nature of Transaction	Shares of Class A Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Buy	35,394	$22.5748	7/1/2016
Sell	(135,000)	$22.5484	7/1/2016
Sell	(43,341)	$22.6199	7/5/2016
Buy	52,462	$23.5365	7/29/2016
Buy	49,326	$23.8401	8/1/2016
Sell	(10,985)	$23.8032	8/1/2016